# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INTEGRATED BIOPHARMA INC, CIK 0001016504
CUSIP: 45811V105
Title of class of securities: Common Stock, Par value $.002
Address of issuer's principal executive offices: 225 LONG AVENUE, BUILDING 15, HILLSIDE, New Jersey (NJ), 07205
Date of event which requires filing of this statement: 04/15/2026
Filed by CIK 0001102948
Persons authorized to receive notices and communications: William Milmoe, 109 SE 5th Avenue, Second Floor, Delray Beach, Florida (FL), 33483, 561-278-1169

## Reporting persons
- DESANTIS CARL (CIK 0001102948): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CD Financial, LLC (CIK 0001443197): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CDS Group Holdings, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par value $.002
Name of issuer: INTEGRATED BIOPHARMA INC
Address of issuer's principal executive offices: 225 LONG AVENUE, BUILDING 15, HILLSIDE, New Jersey (NJ), 07205

## Item 2. Identity and Background
Name of person filing:
This amendment No. 4 (this "Amendment") relates to the shares of common stock, par value $0.002 per share (the "Common Stock") of Integrated BioPharma, Inc., a Delaware corporation (the "Issuer"). This Amendment amends only the information previously reported with respect to Carl DeSantis, CD Financial, LLC, and CDS Group Holdings, L.L.C. (the "Reporting Persons") in the Statement of Beneficial Ownership on Schedule 13D, originally filed by Trade Investment Services, LLC, EVJ, LLC, EGK, LLC, CDS International Holdings, Inc., Robert B. Kay, E. Gerald Kay and Carl DeSantis with the Securities and Exchange Commission (the "Commission") on March 28, 2003, as amended by Amendment 1, filed with the Commission on July 22, 2003, Amendment No. 2, filed with the Commission on December 20, 2006, and Amendment No. 3, filed with the Commission on August 12, 2008.

This Amendment is being filed to report that as of April 15, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer and have exited Section 13 reporting status.

The Issuer's principal executive offices are located at 225 Long Avenue, Hillside, New Jersey 07205.

The Names of the Reporting Persons are:
i. CD Financial, LLC, a Florida limited liability company ("CD")
ii. CDS Group Holdings, L.L.C., a Florida limited liability company ("CDS")
iii. Carl DeSantis, a deceased individual ("DeSantis", and, together with CD and CDS, the "Group")
Residence or business address:
i. CD: 109 SE 5th Avenue Second Floor, Delray Beach, FL 33483
ii. CDS: 109 SE 5th Avenue Second Floor, Delray Beach, FL 33483
iii. DeSantis: C/O, Estate Representative, 109 SE 5th Avenue, Second Floor, Delray Beach, FL 33483
Present principal occupation or employment:
i. CD: N/A
ii. CDS: N/A
iii. DeSantis - deceased. The prior occupation of the Reporting Person was Chairman of CDS International Holdings, Inc.
Criminal convictions in the last five years: During the last five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i. CD: Florida
ii. CDS: Florida
iii. DeSantis - deceased. United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. This Amendment reports the cessation of beneficial ownership of the Reporting Persons due to the death of DeSantis and the transfer described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
As a result of the death of DeSantis on August 10, 2023, all of the Group's shares of Common Stock of the Issuer were transferred to CDDS 2.0, LLC, a Florida limited liability Company, wholly owned by DeSantis's beneficiary, Damon DeSantis, on March 24, 2026, March 30, 2026 and April 15, 2026 (the "Transfer").

Following the final Transfer of shares of Common Stock, the Group ceased to be the beneficial owner of any shares of Common Stock of the Issuer. The Group, including the estate of DeSantis, has no present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Group beneficially owns 0 shares of Common Stock, representing 0.0% of the class of shares of Common Stock subject hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Group has no sole or shared voting or dispositive power with respect to the shares of Common Stock.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4, the Group has not effected any transaction in the shares of Common Stock subject hereof during the sixty (60) days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Immediately following the Transfer, CDDS 2.0, LLC owned more than five percent of the shares of Common Stock of the Issuer. CDDS 2.0, LLC is a Florida limited liability company controlled by Damon DeSantis. As a result, CDDS 2.0, LLC directly, and Damon DeSantis indirectly, beneficially own more than five percent of the shares of Common Stock of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Group ceased to be a beneficial owner of the shares of Common Stock subject hereof on April 15, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder?s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, as required by Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended.

## Signatures
- DESANTIS CARL: /s/ William Milmoe, William Milmoe/Personal Representative (04/17/2026)
- CD Financial, LLC: /s/ William Milmoe, William Milmoe/President (04/17/2026)
- CDS Group Holdings, L.L.C.: /s/ William Milmoe, William Milmoe/Manager (04/17/2026)